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As filed with the Securities and Exchange Commission on December 28, 2004

Registration No. 333-108769

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1
FORM S-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Isolagen, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	2834 (Primary Standard Industrial Code Number)	87-0458888 (I.R.S. Employer Identification Number)

2500 Wilcrest, 5th Floor
Houston, Texas 77042
(713) 780-4754
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Jeffrey W. Tomz
Chief Financial Officer and Secretary
Isolagen, Inc.
2500 Wilcrest, 5th Floor
Houston, Texas 77042
(713) 780-4754
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies To:

Susan Stranahan Ciallella, Esq.
Dilworth Paxson LLP
3200 Mellon Bank Center
1735 Market Street
Philadelphia, Pennsylvania 19103-7595
Telephone: (215) 575-7075
Facsimile: (215) 575-7200

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number in the earlier effective registration statement for the same offering. ☐

If delivery of the Prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Explanatory Note

The purpose of this Post-Effective Amendment No. 1 is to update the Registration Statement, originally filed on Form S-1, file #333-108769, dated November 19, 2003.

Subject to Completion, Dated December 28, 2004

The information contained in this prospectus is not complete and may change. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Isolagen, Inc.

5,311,563 Shares of Common Stock
and
748,256 Shares of Common Stock
Issuable Upon Exercise of Warrants

This prospectus relates to the offer and sale of our common stock, including shares of common stock underlying warrants, by the selling stockholders identified in this prospectus. This offering is not being underwritten. We have agreed to pay the expenses related to the registration of the shares being offered, but we will not receive any proceeds from the sale of the shares by the selling stockholders.

The common stock is listed on the American Stock Exchange under the symbol "ILE." On December 9, 2004, the last reported sale price of the common stock on the American Stock Exchange was $7.96 per share.

Investing in the common stock involves risks. See "Risk Factors" beginning on page 5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is December            , 2004.

TABLE OF CONTENTS

Prospectus Summary
Risk Factors
Forward-Looking Statements
Use of Proceeds
Dividend Policy
Selling Stockholders
Plan of Distribution
Legal Matters
Experts
Where You Can Find More Information

Prospectus Summary

        This summary highlights information contained in other parts of this prospectus. Because it is a summary, it does not contain all of the information that you should consider before investing in the shares. You should read the entire prospectus carefully. The terms "we," "us" and "Isolagen" mean Isolagen, Inc. and its consolidated subsidiaries.

Our Company

        We specialize in the development and commercialization of autologous cellular therapies for soft and hard tissue regeneration. Our first two product candidates, which are directed at the aesthetic and dental markets, utilize our proprietary Isolagen Process. Based on our accumulated clinical experience, we believe that our Isolagen Process can utilize the patient's own cells to create safe and effective therapies to treat the underlying cause of the patient's condition. Autologous cellular therapy is the process whereby a patient's own cells are extracted, allowed to multiply and then injected into the patient. Our product candidates are designed to be minimally invasive and non-surgical.

        We are developing our lead product candidate for the correction and reduction of the normal effects of aging, such as wrinkles and nasolabial folds. In March 2004, we announced positive results of our first Phase III clinical trial for our lead product candidate. In July 2004, we announced the commencement of two pivotal Phase III trials, which are being conducted in two different geographic and demographic populations in the United States as two identical trials for the treatment of facial wrinkles. These trials are randomized, double blind and placebo-controlled and are being conducted at various sites in the United States. The trials, which are being conducted simultaneously, each have in excess of 100 patients split evenly between the treatment group and the placebo group. Efficacy will be measured by a two-point improvement on a six-point scale, as evaluated by an independent assessor at four, six, nine and twelve months. We expect to file a Biologics License Application, or BLA, for this product candidate during the second half of 2005. In late 2003, we began limited commercialization for our dermal product in the United Kingdom.

        We completed a Phase I clinical trial for our second product candidate for the treatment of periodontal disease in late 2003. In the second quarter of 2004, we initiated a Phase II clinical trial for the cosmetic, or "black triangle," application of this product candidate.

Our Target Market Opportunity

        For the aesthetic market, we will target primarily dermatologists, plastic surgeons and cosmetic surgeons, and for the dental market, we will target dentists. We believe that both of these markets are influenced by consumer awareness of the available therapies and their benefits that drive patients to practitioners to seek out treatment.

        Aesthetic Market.    According to the American Society for Aesthetic Plastic Surgery, nearly 8.3 million surgical and non-surgical cosmetic procedures were performed in 2003, up 20% from nearly 6.9 million in 2002. Consumer demand increased 22% in 2003 for non-surgical cosmetic procedures, exceeding more than 6.4 million procedures. Non-surgical procedures include injectable materials that are used to correct or reduce wrinkles and nasolabial folds. We believe growth in the aesthetic procedure market is driven by:

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  aging of the "baby boomer" population, currently ages 40 to 58, representing over 27% of the U.S. population;

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  increasing desire of many individuals to improve their appearance;

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  impact of managed care and reimbursement policies on physician economics, which has motivated physicians to establish or expand the menu of elective, private-pay aesthetic procedures that they offer; and

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  broadening base of the practitioners performing cosmetic procedures beyond dermatologists and plastic surgeons to non-traditional providers.

        Dental Market.    We believe there is a significant dental market opportunity for an effective therapy for regenerating tissue because a majority of the population will experience periodontal disease at some point in their lives.

Our Isolagen Process

        Our proprietary Isolagen Process is an autologous cellular therapy designed to replenish deficiencies caused by the loss of fibroblast cells as a person ages. Fibroblast cells are found throughout the body and are responsible for producing collagen and elastin, which provide support structures for various tissues in the body, such as skin. As a person ages, he or she loses fibroblasts and the ability to produce and replace collagen and elastin leading to normal signs of aging, including both wrinkles and nasolabial folds. Our proprietary Isolagen Process takes the patient's cells from a small skin sample from which millions of fibroblast cells are extracted, allowed to multiply and injected into the patient. It takes approximately six weeks from obtaining the skin sample to produce the first injection. A total of three injections are administered to the patient at approximately two-week intervals. Our data indicates that following the injections, the new fibroblast cells lead to the production of collagen and elastin, which diminish the visible effects of aging. A patient may elect to cryogenically store his or her fibroblasts at our facilities to be used for future treatments.

Our Strategy

        Our strategy is to become a leading provider of solutions for soft and hard tissue regeneration. We intend to achieve our strategy by:

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  leveraging our expertise in autologous cellular therapies to expand into other applications;

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  optimizing our manufacturing processes to achieve cost reductions and scalability;

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  building a direct sales force;

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  expanding our international presence; and

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  capitalizing on strong direct to consumer response.

Recent Developments

        New Management Team.    On September 1, 2004, our Board of Directors appointed Robert J. Bitterman as President, Chief Executive Officer and a director of our company. Mr. Bitterman, former president of Dermik Laboratories, has assembled a new management team at Isolagen, including Dr. Kimberly Forbes-McKean—Senior Vice President and Chief Technical Science Officer, Robert Partridge—Vice President of International Marketing and Communication, and Dennis L. Bevan—Vice President of International Commercial Operations.

        Global Strategy.    We have been engaged in a search for an existing facility in the Northeast corridor that has the capacity to satisfy our United States manufacturing needs if and when our BLA is granted. We expect to establish a cGMP, or current Good Manufacturing Practices, facility in the Northeast to serve as the primary manufacturing facility and management headquarters in the United States as part of our refined strategy for the global commercialization of the Isolagen Process. We have evaluated several existing facilities that have been or could be configured and qualified for pharmaceutical research and manufacturing activities and that could be expected to meet our basic infrastructure needs for manufacturing our product candidates. We anticipate that such a future facility, coupled with anticipated processing and delivery improvements for the Isolagen Process, will enable us to service our global markets from a select number of strategically located production facilities around the world. Consequently, we have determined to close our facility in Australia. These anticipated improvements are expected to eliminate the need for numerous locally-based manufacturing facilities with the further expectation of lowered costs. Negotiations to secure a lease for such a facility are ongoing. A laboratory in Houston, Texas is expected to be retained.

        Automated Cell Expansion System.    Recent refinements in our Automated Cell Expansion, or ACE, System and additional experience from our U.K. operations and our clinical trials have allowed us to consider a number of different alternative technologies to wash and concentrate the cells that we harvest. We are presently evaluating the technological advantages and commercial viability of several options from other industry partners, in addition to a system we have been developing in conjunction with Applikon Biotechnology. We expect the implementation and commercial validation of our ACE System to be completed prior to the filing of the BLA. These technologies are based on low cost, commercially available cell concentration and washing devices, such as those used in the blood banking industry. We anticipate that the integration of either the Applikon or one of the alternative washing and collection technologies into our ACE System will allow us to reduce our variable costs and to increase our capacity.

        Issuance of Convertible Subordinated Notes.    On November 3, 2004 and November 5, 2004, we issued an aggregate of $90 million in principal of 3.5% Convertible Subordinated Notes due November 1, 2024. The notes are convertible at the option of the holder into our common stock at an initial conversion rate (subject to adjustment) of 109.2001 shares of common stock per $1,000 principal amount of notes, which is equivalent to an initial conversion price of approximately $9.16 per share, at any time prior to the stated maturity. In the event of certain fundamental changes that occurs prior to November 1, 2009, we are required to pay a make-whole premium to the noteholders that convert their notes into our common stock on or after the date on which notice of the fundamental change is given. The notes were sold to qualified institutional investors in a transaction complying with Securities and Exchange Commission Rule 144A.

        The net proceeds from the issuance of the notes were approximately $86.2 million. We used approximately $13.1 million of the proceeds to purchase 2,000,000 shares of our common stock in privately negotiated transactions concurrent with the note offering, and we used approximately $12.7 million to purchase, at a discount, an aggregate of 2,000,000 shares of our common stock from five of our shareholders, including two of our directors. The purchases from the five shareholders were made at a purchase price of $6.33, which price constituted 95% of the closing transaction price of our common stock on The American Stock Exchange, Inc. at the close of business on October 28, 2004. In consideration for the purchases, the five shareholders agreed to enter into lock-up agreements to refrain from making any sales of their securities for a period of 270 days, provided sales of no more than 25% of the securities may be made after a period of 180 days. We intend to use the remaining net proceeds of approximately $60.4 million for general corporate purposes, including product development, sales and marketing, capital expenditures and working capital.

Corporate Information

        Our principal executive offices are located at 2500 Wilcrest, 5th Floor, Houston, Texas 77042, and our telephone number is (713) 780-4754. Our web site address is www.isolagen.com. Information on our web site is not part of this prospectus.

        Our trademarks include "Isolagen", for which we have a pending trademark registration in the United States, "Isolagen, The Science of Natural Beauty", "Isolagen, The Science of Living Cells" and "Isolagen, Changing the Face of Time", for which we assert common law trademark rights. Other trademarks and trade names appearing in this prospectus are the property of the holder of such trademarks and trade names.

The Offering

Common stock offered by the selling stockholders	6,059,819 shares, including a total of 748,256 shares underlying warrants
Common stock outstanding	As of December 10, 2004, we had 30,174,801 shares outstanding.
Use of proceeds	We will not receive any of the proceeds from the sale of shares of our common stock offered by our selling stockholders. We will receive the proceeds from the any cash exercise of the warrants discussed in this prospectus.
American Stock Exchange Symbol	ILE

        The number of shares of common stock to be outstanding after the offering is based on 30,174,801 shares outstanding as of December 10, 2004 and excludes:

  •
  8,327,356 shares issuable upon exercise of options and warrants outstanding as of December 10, 2004, at a weighted average exercise price of $6.04, of which 4,845,523 are exercisable; and

  •
  431,900 shares issuable upon exercise of options available for future grant under our stock option plans.

Risk Factors

        You should carefully consider the following factors and other information in this prospectus before deciding to invest in the shares.

Risks Related to Our Business and Industry

We may be unable to commercialize our Isolagen Process or any of our product candidates currently under development.

        Before we can commercialize our Isolagen Process or any of our product candidates in the United States, we will need to:

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  conduct substantial additional research and development;

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  successfully complete lengthy and expensive pre-clinical and clinical testing, including two pivotal Phase III clinical trials for our lead product candidate;

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  successfully automate our manufacturing process through the implementation of our Automated Cell Expansion, or ACE, System; and

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  obtain U.S. Food and Drug Administration, or FDA, approvals.

        Commercialization of our Isolagen Process involves a high degree of risk and may take several years. Favorable results in pre-clinical or earlier stage clinical trials do not ensure that the results of later stage and pivotal trials will also be favorable or adequate to demonstrate the safety or efficacy of the product candidate or to obtain FDA approval. Our product development efforts may fail for many reasons, including:

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  failures in pre-clinical studies;

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  insufficient clinical trial data to support the safety or efficacy of our product candidates;

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  failure to successfully implement our ACE System; or

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  failure to obtain the required FDA approvals.

        Even if our product development efforts are successful, we cannot assure you that we will be able to commercialize our Isolagen Process or any of our product candidates currently under development. In that event, we will be unable to generate significant revenues, and our business will fail.

We have not generated significant revenue from commercial sales of our products to date, and we do not know whether we will ever generate significant revenues.

        We are focused on product development and have not generated significant revenue from commercial sales of our products to date. We have incurred operating losses since our inception. Our revenues for the nine months ended September 30, 2004 and for the years ended December 31, 2003, 2002 and 2001 were $2,176,000, $446,000, $91,000 and $105,000, respectively. Our net loss for the nine months ended September 30, 2004 and for the years ended December 31, 2003, 2002 and 2001 was $15.2 million, $11.3 million, $5.4 million and $1.7 million, respectively. As of September 30, 2004, we had an accumulated deficit of $49.2 million.

        We currently have no product candidates for sale in the United States, and we cannot guarantee that we will ever have marketable products in the United States. We must demonstrate that our product candidates satisfy rigorous standards of safety and efficacy before the FDA and other regulatory authorities in the United States and abroad will approve the products for commercial marketing. We will need to conduct significant additional research, preclinical testing and clinical testing before we can file applications with the FDA for approval of our product candidates. We must also develop, validate and obtain FDA approval of our ACE manufacturing process. In addition, to compete effectively, our future products must be easy to use, cost-effective and economical to manufacture on a commercial scale. We may not achieve any of these objectives.

        We expect to continue to incur losses as we research, develop and seek regulatory approvals for our product candidates. If our product candidates fail in clinical trials or do not gain regulatory approval, or if our product candidates do not achieve market acceptance, we will not be profitable. If we fail to become and remain profitable, or if we are unable to fund our continuing losses, our business may fail.

Obtaining FDA and other regulatory approvals is complex, time consuming and expensive, and the outcomes are uncertain.

        The process of obtaining FDA and other regulatory approvals is time consuming, expensive and difficult to design and implement. Clinical trials are required and the marketing and manufacturing of our product candidates are subject to rigorous testing procedures. We are conducting two pivotal Phase III clinical trials for our lead product candidate. Our other product candidates will require additional clinical trials. The commencement and completion of clinical trials for our Isolagen Process or any of our product candidates could be delayed or prevented by a variety of factors, including:

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  delays in obtaining regulatory approvals to commence a study;

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  delays in identifying and reaching agreement on acceptable terms with prospective clinical trial sites;

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  delays in the enrollment of patients;

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  lack of efficacy during clinical trials; or

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  unforeseen safety issues.

        We do not know whether our clinical trials will need to be restructured or will be completed on schedule, if at all. Significant delays in clinical trials will impede our ability to commercialize our product candidates and generate revenue, and could significantly increase our development costs.

        Even if marketing approval from the FDA is received, the FDA may impose post-marketing requirements, such as:

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  labeling and advertising requirements, restrictions or limitations, including the inclusion of warnings, precautions, contra-indications or use limitations that could have a material impact on the future profitability of our product candidates;

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  testing and surveillance to monitor our future products and their continued compliance with regulatory requirements;

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  submitting products for inspection and, if any inspection reveals that the product is not in compliance, prohibiting the sale of all products;

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  suspending manufacturing; or

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  withdrawing marketing clearance.

Our ability to effectively commercialize our dermal product and our product candidates depends on our ability to implement our ACE System.

        We must obtain FDA approval of our ACE manufacturing process before we can commercially manufacture our product candidates. In addition, we must pass a pre-approval inspection of our manufacturing facility before we can obtain marketing approval for our product candidates. We intend to seek FDA approval of our ACE manufacturing process as a component of the BLA application and approval process. In order to obtain approval, all of our manufacturing methods, equipment and processes must comply with the FDA's current Good Manufacturing Practices, or cGMP, requirements. We will also need to perform extensive audits of our suppliers, vendors and contract laboratories. The cGMP requirements govern all areas of recordkeeping, production processes and controls, personnel and quality control. To ensure that we meet these requirements, we will expend significant time, money and effort. Due to the unique nature of our Isolagen Process, we cannot predict the likelihood that the FDA will approve our facility as compliant with cGMP requirements even if we believe that we have taken the steps necessary to achieve compliance.

        Large-scale improvements in capacity and operating margins depend on the successful implementation of our ACE System that permits an automated harvesting process in a closed loop sterile environment. Recent refinements in our ACE System have allowed us to consider a number of different alternative technologies to wash and concentrate the cells that we harvest, and we are presently evaluating the technological advantages and commercial viability of several options from other industry partners, in addition to a system we are developing in conjunction with Applikon Biotechnology. However, our ACE System is unproven and the commercially viability of the other techniques under consideration is uncertain, and we do not know whether we will be successful in automating the manufacturing process, validating the safety and efficacy of these processes, obtaining the required scalability, achieving cost savings or obtaining FDA approval of these processes. Our previous and current clinical trials, including our two pivotal Phase III trials for our lead product candidate, are being conducted using a manual process, rather than using the ACE System.

        The FDA, in its regulatory discretion, may require us to undergo additional clinical trials with respect to our ACE System or any other new manufacturing process we develop or utilize. This could delay or prevent approval of our product candidates. If we fail to comply with cGMP requirements, pass an FDA pre-approval inspection or obtain FDA approval of our ACE System, we would not receive FDA approval and would be subject to possible regulatory action. The failure to successfully implement our ACE System may delay or prevent our future profitability.

Our inability to increase capacity to meet increasing demand in the United Kingdom will limit or delay our ability to attain profitability.

        We began limited commercialization of our dermal product in the United Kingdom in late 2003. Our facilities in the United Kingdom were primarily designed to demonstrate the efficacy of our Isolagen Process, and have limited capacity. In light of increasing demand for our dermal product in the United Kingdom, we will be required to expend significant additional funds to increase the capacity of our U.K. operations, including the addition of personnel, introduction of systems enhancements, automation of our manufacturing process and the establishment of new facilities. Our inability to timely expand our operations in the United Kingdom may limit our ability to maximize this market opportunity.

Our dermal product and our product candidates are all derived from our Isolagen Process. If our Isolagen Process is found to be unsafe or ineffective, our business would be materially harmed.

        Our dermal product that is sold in the United Kingdom and Australia, and our dermal and dental product candidates undergoing clinical testing in the United States, are all derived from our proprietary Isolagen Process. In addition, we expect to utilize our Isolagen Process in the development of any future products we market. If these current or future products are found to be unsafe or ineffective, we may have to modify or cease production of the products. As our dermal product and all of our product candidates utilize or will utilize our Isolagen Process, any defects with this technology would severely harm our business operations, since all of our primary revenue sources would be negatively affected by the defects.

Our ability to expand our operations to support the full-scale commercialization of our Isolagen Process is dependent on our ability to establish new manufacturing facilities.

        None of our facilities were designed or have the capacity to support the full-scale commercialization of our product candidates. Our existing facility in Houston, Texas was constructed to support our clinical trial efforts, and does not have the capacity to support commercialization of our Isolagen Process, in the United States. Our manufacturing facilities in the United Kingdom and Australia were designed primarily to enable us to demonstrate the efficacy of our Isolagen Process, and to provide a platform for the future development of our manufacturing processes and our information and other support systems. Our U.K. facility is currently operating at capacity, and is unable to satisfy existing demand for our dermal product. While we are expanding our capacity at that facility, the limited size of that facility represents an inherent limitation of our capacity. The U.K. facility may not be able to meet the ongoing demand for our dermal product in the United Kingdom, even if our efforts to automate the manufacturing process are effectively and timely implemented. We expect the implementation and commercial validation of our ACE System to be completed prior to the filing of the BLA. We recently announced our intention to discontinue operations at our Australian facility. We are in the process of planning the establishment of large-scale commercial production facilities in the United States and Europe. If we encounter delays in establishing those facilities, the commercialization of our Isolagen Process will also be delayed. The failure to timely establish commercial manufacturing facilities in the United States and Europe may delay or prevent our future profitability.

        We plan to operate a single manufacturing facility in the United States. As a result, if we obtain FDA approval of our lead product candidate, all of the manufacturing for the U.S. market will take place at a single U.S. facility. If regulatory, manufacturing or other problems require us to discontinue production at that facility, we will not be able to supply product in the United States, which would adversely impact our business.

Our recent issuance of notes or of other indebtedness in the future may impact our financial condition and results of operations.

        We recently completed a note offering in which we issued $90 million of indebtedness pursuant to an indenture. We may incur additional indebtedness in the future, and the indenture does not restrict our future incurrence of indebtedness. Our level of indebtedness will have several significant effects on our future operations, including the following:

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  we will be required to use a portion of our cash flow from operations for the payment of any principal or interest due on our outstanding indebtedness, including the recently issued notes;

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  our outstanding indebtedness and leverage will increase the impact of negative changes in general economic and industry conditions, as well as competitive pressures; and

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  the level of our outstanding debt may affect our ability to obtain additional financing for working capital, capital expenditures or general corporate purposes.

        General economic conditions, industry cycles and financial, business and other factors affecting our operations, many of which are beyond our control, may affect our future performance. As a result, these and other factors may affect our ability to make principal and interest payments on our indebtedness. If we cannot generate sufficient cash flow from operations in the future to service our debt, we may, among other things:

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  seek additional financing in the debt or equity markets;

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  refinance or restructure all or a portion of our indebtedness;

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  sell selected assets;

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  reduce or delay planned capital expenditures; or

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  reduce or delay planned research and development expenditures.

        These measures might not be sufficient to enable us to service our indebtedness. In addition, any financing, refinancing or sale of assets might not be available on economically favorable terms.

We may need to raise substantial additional capital to fund our operations in the future, and we do not have any future commitments for capital.

        We believe our cash resources will be sufficient to fund our planned operations for at least 24 months. We are focused on research and development, are incurring losses from operations, have limited capital resources, and do not have access to a line of credit or other debt facility. We may need additional capital in the future. If we raise additional capital through the issuance of debt securities, the interests of our stockholders would be subordinated to the interests of our debt holders and any interest payments would reduce the amount of cash available to operate and grow our business. If we raise additional capital through the sale of equity securities, the ownership of our current stockholders would be diluted. Additionally, we do not know whether any financing, if obtained, will be adequate to meet our capital needs and to support our growth. If adequate capital cannot be obtained on satisfactory terms, we may terminate or delay regulatory approval of one or more of our product candidates, curtail or delay the implementation of our ACE System or delay the expansion of our sales and marketing capabilities. If we terminate or delay regulatory approval, curtail or delay the implementation of our ACE System or delay the expansion of our sales and marketing capabilities, our business may fail.

As a result of our limited operating history, we may not be able to correctly estimate our future operating expenses, which could lead to cash shortfalls.

        We have a limited operating history, and because of the emerging nature of the markets in which we compete, our historical financial data is of limited value in estimating future operating expenses. Our budgeted expense levels are based in part on our expectations concerning future revenues. However, the size of these future revenues depends on the choices and demand of individuals, which are difficult to forecast accurately. We may be unable to adjust our operations in a timely manner to compensate for any unexpected shortfall in revenues. Accordingly, a significant shortfall in demand for our products could have an immediate and material adverse effect on our business, results of operations and financial condition. Further, our fixed manufacturing costs and business development and marketing expenses will increase significantly as we expand our operations. To the extent that expenses precede or are not rapidly followed by increased revenue, our business, results of operations and financial condition may be materially adversely affected.

Clinical trials may fail to demonstrate the safety and efficacy of our product candidates, which could prevent or significantly delay regulatory approval.

        Prior to receiving approval to commercialize any of our product candidates, we must demonstrate with substantial evidence from well-controlled clinical trials, and to the satisfaction of the FDA and other regulatory authorities in the United States and abroad, that our product candidates are both safe and effective. We will need to demonstrate our product candidates' efficacy and monitor their safety throughout the process. We are conducting two pivotal Phase III clinical trials related to our lead product candidate. The success of prior pre-clinical or clinical trials does not ensure the success of these trials, which are being conducted in populations with different racial and ethnic demographics than our previous trials. If these trials or future clinical trials are unsuccessful, our business and reputation would be harmed and our stock price would be adversely affected.

        All of our product candidates are prone to the risks of failure inherent in biologic development. The results of early-stage clinical trials of our product candidates do not necessarily predict the results of later-stage clinical trials. Product candidates in later-stage clinical trials may fail to show desired safety and efficacy traits despite having progressed through initial clinical testing. Even if we believe the data collected from clinical trials of our product candidates is promising, this data may not be sufficient to support approval by the FDA or any other U.S. or foreign regulatory approval. Preclinical and clinical data can be interpreted in different ways. Accordingly, FDA officials could interpret such data in different ways than we do, which could delay, limit or prevent regulatory approval. The FDA, other regulatory authorities, our Institutional Review Boards or we may suspend or terminate clinical trials at any time. Any failure or significant delay in completing clinical trials for our product candidates, or in receiving regulatory approval for the sale of any products resulting from our product candidates, may severely harm our business and reputation.

Our operating results may fluctuate significantly in the future, which may cause our results to fall below the expectations of securities analysts, stockholders and investors.

        Our operating results may fluctuate significantly in the future as a result of a variety of factors, many of which are outside of our control. These factors include:

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  the level of demand for our Isolagen Process and future products that we may develop;

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  the timely and successful implementation of our ACE System;

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  our ability to attract and retain personnel with the necessary strategic, technical and creative skills required for effective operations;

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  the amount and timing of expenditures by practitioners and their patients;

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  introduction of new technologies;

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  product liability litigation;

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  the amount and timing of capital expenditures and other costs relating to the expansion of our operations;

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  government regulation and legal developments regarding our Isolagen Process in the United States and in the foreign countries in which we operate; and

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  general economic conditions.

        As a strategic response to changes in the competitive environment, we may from time to time make pricing, service, technology or marketing decisions or business or technology acquisitions that could have a material adverse effect on our operating results. Due to any of these factors, our operating results may fall below the expectations of securities analysts, stockholders and investors in any future period, which may cause our stock price to decline.

We anticipate that losses will continue to increase from current levels and that we will continue to experience negative cash flow as we expand our operations, which may limit or delay our ability to become profitable.

        We have expended significant resources on hiring of personnel, research and development, advertising and expansion, and we expect these costs to continue to rise in the future. As a result, we have incurred losses since our inception and expect to experience operating losses and negative cash flow as we expand our operations. As we have had insignificant revenues to date and we are in the process of expanding our limited operations in the United Kingdom, we expect to continue to incur significant additional costs and expenses related to:

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  FDA clinical trials and regulatory approvals;

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  expansion of laboratory and manufacturing operations;

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  research and development;

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  promotional and marketing activities;

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  brand development;

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  personnel costs;

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  development of relationships with strategic business partners, including physicians who might use our future products; and

  •
  interest expense related to the notes we recently offered.

        If we cannot adequately manage our costs and expenses, we will continue to experience operating losses and negative cash flow. In particular, the costs to implement our ACE System and to obtain regulatory approvals could be considerable and the failure to implement our ACE System, or to obtain, or delays in obtaining, any regulatory approvals could materially adversely affect our business performance and financial results.

Our failure to comply with extensive governmental regulation may significantly affect our operating results.

        Even if we obtain regulatory approval for our product candidates, we will continue to be subject to extensive requirements by a number of foreign, national, state and local agencies. These regulations will impact many aspects of our operations, including testing, research and development, manufacturing, safety, efficacy, labeling, storage, quality control, adverse event reporting, record keeping, approval, advertising and promotion of our future products. The FDA enforces post-marketing regulatory requirements, including the cGMP requirements, through periodic unannounced inspections. We do not know whether we will pass any future FDA inspections. Failure to pass an inspection could disrupt, delay or shut down our manufacturing operations. Failure to comply with applicable regulatory requirements could, among other things, result in:

  •
  fines;

  •
  changes to advertising;

  •
  failure to obtain marketing approvals for our product candidates;

  •
  revocation or suspension of regulatory approvals of products;

  •
  product seizures or recalls;

  •
  delay, interruption or suspension of product manufacturing, distribution, marketing and sales; or

  •
  civil or criminal sanctions.

        The discovery of previously unknown problems with our future products may result in restrictions of the products, including withdrawal from manufacture. In addition, the FDA may revisit and change its prior determinations with regard to the safety or efficacy of our future products. If the FDA's position changes, we may be required to change our labeling or cease to manufacture and market our future products. Even prior to any formal regulatory action, we could voluntarily decide to cease the distribution and sale or recall any of our future products if concerns about their safety or efficacy develop.

        In their regulation of advertising, the FDA and the Federal Trade Commission, or FTC, issue correspondence alleging that some advertising or promotional practices are false, misleading or deceptive. The FDA may impose a wide array of sanctions on companies for such advertising practices, which could result in any of the following:

  •
  incurring substantial expenses, including fines, penalties, legal fees and costs to comply with the FDA's requirements;

  •
  changes in the methods of marketing and selling products;

  •
  taking FDA mandated corrective action, which may include placing advertisements or sending letters to physicians rescinding previous advertisements or promotions; or

  •
  disruption in the distribution of products and loss of sales until compliance with the FDA's position is obtained.

        If we become subject to any of the above requirements, it could be damaging to our reputation and restrict our ability to sell or market our future products, and our business condition could be adversely affected.

        Physicians may prescribe pharmaceutical or biologic products for uses that are not described in a product's labeling or differ from those tested by us and approved by the FDA. While such "off-label" uses are common and the FDA does not regulate physicians' choice of treatments, the FDA does restrict a manufacturer's communications on the subject of off-label use. Companies cannot promote FDA-approved pharmaceutical or biologic products for off-label uses, but under certain limited circumstances they may disseminate to practitioners articles published in peer-reviewed journals. To the extent allowed by law, we intend to disseminate peer-reviewed articles on our future products to practitioners. If, however, our activities fail to comply with the FDA's regulations or guidelines, we may be subject to warnings from, or enforcement action by, the FDA.

Legislative or regulatory reform of the healthcare system may affect our ability to sell our future products profitably.

        In both the United States and a number of foreign jurisdictions, there have been legislative and regulatory proposals to change the healthcare system in ways that could impact our ability to sell our future products profitably. The FDA's policies may change and additional government regulations may be enacted, which could prevent or delay regulatory approval of our product candidates. We cannot predict the likelihood, nature or extent of adverse government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are not able to maintain regulatory compliance, we might not be permitted to market our future products and our business could suffer.

We conduct business in foreign markets, and we are subject to a variety of regulations in those foreign markets that could have a material adverse effect on our business in a particular market or in general.

        We presently have foreign operations in the United Kingdom and Australia. In addition, we intend to expand our operations into other foreign markets. We are already subject to a variety of regulations in foreign markets, and as we expand our operations, we will become subject to even more foreign regulations. Our failure to comply, or assertions that we fail to comply, with these regulations could have a material adverse effect on our business in a particular market or in general. To the extent we decide to commence or expand operations in additional countries, government regulations in those countries may prevent or delay entry into, or expansion of operations in, those markets. Government regulations in international markets could delay or prevent the introduction, or require the reformulation or withdrawal, of some of our future products.

Our foreign operations are exposed to risks associated with exchange rate fluctuations, trade restrictions and political, economic and social instability.

        We are subject to the risks of doing business abroad, including:

  •
  unexpected changes in regulatory requirements;

  •
  export and import restrictions, tariffs and other trade barriers;

  •
  difficulties in staffing and managing foreign operations;

  •
  longer payment cycles and problems in collecting accounts receivable;

  •
  potential adverse tax consequences;

  •
  exchange rate fluctuations;

  •
  increased risks of piracy and limits on our ability to enforce our intellectual property rights;

  •
  limits on repatriation of funds; and

  •
  political risks that may limit or disrupt international sales.

        A foreign government may impose trade or foreign exchange restrictions or increased tariffs, which could adversely affect our operations. Our operations in some markets also may be adversely affected by political, economic and social instability in foreign countries, including terrorism. As we continue to focus on expanding our existing international operations, these and other risks associated with international operations may increase.

        Any limitations or interruptions in our foreign operations could have a material adverse effect on our business. In addition, for financial reporting purposes, results of operations of our foreign subsidiaries are translated from local currency into U.S. dollars based on average monthly exchange rates. We currently do not hedge our foreign currency transactions and are therefore subject to the risk of changes in exchange rates.

Any future products that we develop may not be commercially successful.

        Even if we obtain regulatory approval for our product candidates in the United States and other countries, those products may not be accepted by the market. A number of factors may affect the rate and level of market acceptance of our products, including:

  •
  labeling requirements or limitations;

  •
  market acceptance by practitioners and their patients;

  •
  our ability to successfully automate our manufacturing process through implementation of our ACE System to allow us to more cost-effectively produce our future products, thereby reducing the price at which we can offer our future products;

  •
  the effectiveness of our sales efforts and marketing activities; and

  •
  the success of competitive products.

        If our current or future product candidates fail to achieve market acceptance, our profitability and financial condition will suffer.

Our competitors in the pharmaceutical, medical device and biotechnology industries may have superior products, manufacturing capabilities, financial resources or marketing position.

        The human healthcare products and services industry is extremely competitive. Our competitors include major pharmaceutical, medical device and biotechnology companies. Most of these competitors have more extensive research and development, marketing and production capabilities and greater financial resources than we do. Our future success will depend on our ability to develop and market effectively our future products against those of our competitors. If our future products receive marketing approval but cannot compete effectively in the marketplace, our profitability and financial position will suffer.

Difficulties managing growth could adversely affect our business, operating results and financial condition.

        If we achieve growth in our operations in the next few years, such growth could place a strain on our management, and our administrative, operational and financial infrastructure. Our ability to manage our operations and growth requires the continued improvement of operational, financial and management controls, reporting systems and procedures. In addition, we will need to hire additional management, financial and sales and marketing personnel to manage our operations. If we are unable to manage our growth effectively or if we are unable to attract additional highly qualified personnel, our business, operating results and financial condition may be materially adversely affected.

We are dependent on our key scientific and other management personnel, and the loss of any of these individuals could harm our business.

        We are dependent on the efforts of our key management and scientific staff. The loss of any of these individuals, or our inability to recruit and train additional key personnel in a timely manner, could materially and adversely affect our business and our future prospects. A loss of one or more of our current officers or key personnel could severely and negatively impact our operations. We have employment agreements with most of our key management personnel, but some of these people are employed "at-will" and any of them may elect to pursue other opportunities at any time. We have no present intention of obtaining key man life insurance on any of our executive officers or key management personnel.

We will need to attract, train and retain additional highly qualified senior executives and technical and managerial personnel in the future.

        We are in the process of seeking additional senior executives, as well as technical and managerial staff members. There is a high demand for highly trained executive, technical and managerial personnel in our industry. We do not know whether we will be able to attract, train and retain highly qualified technical and managerial personnel in the future, which could have a material adverse effect on our business, financial condition and results of operations.

If the ownership of our common stock continues to be highly concentrated, it may prevent you and other stockholders from influencing significant corporate decisions and may result in conflicts of interest that could cause our stock price to decline.

        Our officers and directors beneficially own approximately 14.2% of our common stock. As such, they will be in a position to influence the outcome of corporate actions requiring stockholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transactions. These stockholders may also delay or prevent a change of control of our company, even if such a change of control would benefit our other stockholders. The significant concentration of stock ownership may adversely affect the trading price of our common stock due to investors' perception that conflicts of interest may exist or arise.

If we are unable to effectively promote our brand and establish a leading position in the marketplace, our business may fail.

        Our brand name is new and unproven. We believe that the importance of brand recognition will increase over time. In order to gain brand recognition, we may increase our marketing and advertising budgets to create and maintain brand loyalty. We do not know whether these efforts will lead to greater brand recognition. If we are unable to effectively promote our brand and establish a leading position in the marketplace, our operations will suffer.

Our ability to achieve commercial success will depend in part on obtaining and maintaining patent protection and trade secret protection of our technology and future products, as well as successfully defending these patents against third party challenges. If we are unable to obtain and maintain protection for our intellectual property and proprietary technology, the value of our technology and future products will be adversely affected, and we will not be able to protect our technology from unauthorized use by third parties.

        Our long-term success largely depends on our ability to market technologically competitive future products and to protect those technological creations. In order to do so we must:

  •
  obtain and protect commercially valuable patents or the rights to patents both domestically and abroad;

  •
  operate without infringing upon the proprietary rights of others; and

  •
  prevent others from successfully challenging or infringing our proprietary rights.

        As of September 30, 2004, we had five issued U.S. patents, seven pending U.S. patent applications, 24 foreign patents and 32 pending foreign patent applications. If we fail to obtain or maintain these protections, we may not be able to prevent third parties from using our proprietary rights. We will be able to protect our proprietary rights from unauthorized use only to the extent that these rights are covered by valid and enforceable patents or are effectively maintained as trade secrets.

        The patent situation in the markets in which we compete is highly uncertain and involves complex legal and scientific questions. It may be difficult to obtain additional patents relating to our technology. Furthermore, any changes in, or unexpected interpretations of, the patent laws may adversely affect our ability to enforce our patent position.

        Other risks and uncertainties that we face with respect to our patents and other proprietary rights include the following:

  •
  the inventors of the inventions covered by each of our pending patent applications might not have been the first to make such inventions;

  •
  because the information contained in patent applications is generally not publicly available, we might not have been the first to file patent applications for these inventions or similar technology;

  •
  the future and pending applications we will file or have filed, or to which we will or do have exclusive rights, may not result in issued patents or may take longer than we expect to result in issued patents;

  •
  the claims of any patents that are issued may not provide meaningful protection;

  •
  our issued patents may not provide a basis for commercially viable products or may not be valid or enforceable;

  •
  we might not be able to develop additional proprietary technologies that are patentable;

  •
  the patents licensed or issued to us may not provide a competitive advantage;

  •
  patents issued to other companies, universities or research institutions may harm our ability to do business;

  •
  other companies, universities or research institutions may independently develop similar or alternative technologies or duplicate our technologies and commercialize discoveries that we attempt to patent;

  •
  other companies, universities or research institutions may design around technologies we have licensed, patented or developed; and

  •
  many of our patent claims are method, rather than composition of matter, claims. Generally, composition of matter claims are easier to enforce and are more difficult to circumvent.

We have obtained some of our rights from third parties. If our agreements with these parties do not appear as we anticipate our business may be adversely affected.

        The rights to some of our patent applications were obtained in a purchase agreement with a third party. If this purchase agreement is found invalid or there are otherwise disputes regarding the invention and corresponding ownership rights in the invention, we may not be able to market future products covered by the license. Additionally, if we select the Applikon Biotechnology technology for cell harvesting, then certain future and preexisting intellectual property rights are, or are expected to be, allocated to us in collaboration and development agreements with Applikon Biotechnology. If we select an alternative technology, it is reasonably anticipated that certain intellectual property may be allocated to us in collaboration and development agreements with the manufacturer. If the provisions of these agreements are found invalid or otherwise do not operate as we anticipate, there may be disputes as to inventorship and the corresponding rights in know-how and inventions resulting from the joint creation or use of intellectual property by us and our collaborators. We may not be able to use and claim proprietary rights to the technology resulting from these collaboration and cooperation agreements, which may adversely affect our business.

Our business may be harmed, and we may incur substantial costs as a result of litigation or other proceedings relating to patent and other intellectual property rights.

        A third party may assert that we, one of our subsidiaries or one of our strategic collaborators has infringed his, her or its patents and proprietary rights or challenge the validity of our patents and proprietary rights. Likewise, we may need to resort to litigation to enforce our patent rights or to determine the scope and validity of a third party's proprietary rights.

        The outcome of these proceedings is uncertain and could significantly harm our business. If we do not prevail in this type of litigation, we or our strategic collaborators may be required to:

  •
  pay monetary damages;

  •
  expend time and funding to redesign our Isolagen Process so that it does not infringe others' patents while still allowing us to compete in the market with a substantially similar product;

  •
  obtain a license in order to continue manufacturing or marketing the affected products or services, and pay license fees and royalties. This license may be non-exclusive, giving our competitors access to the same intellectual property, or the patent owner may require that we grant a cross-license to our patented technology; or

  •
  stop research and commercial activities relating to the affected products or services if a license is not available on acceptable terms, if at all.

        Any of these events could adversely affect our business strategy and the value of our business.

        In addition, the defense and prosecution of intellectual property suits, interferences, oppositions and related legal and administrative proceedings in the United States and elsewhere, even if resolved in our favor, could be expensive and time consuming and could divert financial and managerial resources. Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater financial resources.

We may not be successful in our efforts to develop commercial-scale manufacturing technology and methods.

        Through internal research and cooperative development agreements with Applikon Biotechnology and other industry partners, we are seeking to develop a commercially viable design and production system for our future products, as well as new areas of application for our Isolagen Process. If we, or Applikon Biotechnology or our other industry partners, are unable to develop suitable techniques to produce and manufacture our technology for the commercial market or additional areas of application for our Isolagen Process, our business prospects will suffer.

We may be liable for product liability claims not covered by insurance.

        Physicians that use our dermal product, or any of our future products, and patients who have been treated by our dermal product, or any of our future products, may bring product liability claims against us. While we have taken, and continue to take, what we believe are appropriate precautions, we may be unable to avoid significant liability exposure. We currently intend to obtain and keep in force product liability insurance. However, we may be unable to obtain insurance in the future, or we may be unable to do so on acceptable terms. Any insurance we obtain may not provide adequate coverage against any asserted claims. In addition, regardless of merit or eventual outcome, product liability claims may result in:

  •
  diversion of management's time and attention;

  •
  expenditure of large amounts of cash on legal fees, expenses and payment of damages;

  •
  decreased demand for our products or any of our future products and services; or

  •
  injury to our reputation.

If we are unable to keep up with rapid technological changes, our future products may become obsolete or unmarketable.

        Our industry is characterized by significant and rapid technological change. Although we attempt to expand our technological capabilities in order to remain competitive, research and discoveries by others may make our future products obsolete. If we cannot compete effectively in the marketplace, our potential for profitability and financial position will suffer.

Our acquisitions of companies or technologies may result in disruptions in business and diversion of management attention.

        We may make acquisitions of complementary companies, products or technologies. Any acquisitions will require the assimilation of the operations, products and personnel of the acquired businesses and the training and motivation of these individuals. Acquisitions may disrupt our operations and divert management's attention from day-to-day operations, which could impair our relationships with current employees, customers and strategic partners. We may also have to, or we may choose to, incur debt or issue equity securities to pay for any future acquisitions. The issuance of equity securities for an acquisition could be substantially dilutive to our stockholders. In addition, our profitability may suffer because of acquisition-related costs or amortization or impairment costs for acquired goodwill and other intangible assets. If management is unable to fully integrate acquired businesses, products, technologies or personnel with existing operations, we may not receive the intended benefits of the acquisitions. As of the date of this prospectus, we are not party to any agreements, written or oral, for the acquisition of any company, product or technology.

Our business, which depends on a small number of facilities, is vulnerable to natural disasters, telecommunication and information systems failures, terrorism and similar problems, and we are not fully insured for losses caused by all of these incidents.

        We conduct operations in two facilities located in Houston, Texas and London, England. We recently announced our intention to discontinue operations at a third facility located in Sydney, Australia. Our facilities could be damaged by fire, floods, power loss, telecommunication and information systems failures or similar events. Our insurance policies have limited coverage levels for loss or damages in these events and may not adequately compensate us for any losses that may occur. In addition, terrorist acts or acts of war may cause harm to our employees or damage our facilities. The potential for future terrorist attacks, the national and international responses to terrorist attacks or perceived threats to national security, and other acts of war or hostility have created many economic and political uncertainties that could adversely affect our business and results of operations in ways that we cannot predict, and could cause our stock price to fluctuate or decline. We are uninsured for these types of losses.

Our stock price has been volatile and could experience substantial declines.

        The market price of our common stock has experienced, and may continue to experience, significant volatility. During 2003 and the first three quarters of 2004, the per share closing price of our common stock ranged from $4.10 to $12.04 per share. The value of our common stock may decline regardless of our operating performance or prospects. Factors affecting our market price include:

  •
  the success or failure of our product development efforts, especially those related to obtaining regulatory approvals domestically and internationally;

  •
  the implementation of our ACE System;

  •
  technological innovations developed by us or our competitors;

  •
  variations in our operating results and the extent to which we achieve our key business targets;

  •
  differences between our reported results and those expected by investors and securities analysts; and

  •
  market reaction to any acquisitions or joint ventures announced by us or our competitors.

        In addition, in recent years, the stock market in general, and the market for life sciences companies in particular, have experienced significant price and volume fluctuations. This volatility has affected the market prices of securities issued by many companies, often for reasons unrelated to their operating performance, and it may adversely affect the price of our common stock. In the past, securities class action litigation has often been instituted following periods of volatility in the market price of a company's securities. A securities class action suit against us could result in potential liabilities, substantial costs and the diversion of management's attention and resources, regardless of whether we win or lose.

Provisions in our charter documents could prevent or delay stockholders' attempts to replace or remove current management.

        Our charter documents provide for staggered terms for the members of our Board of Directors. Our Board of Directors is divided into three staggered classes, and each director serves a term of three years. At stockholders' meetings only those directors comprising one of the three classes will have completed their term and be subject to re-election or replacement.

        In addition, our Board of Directors is authorized to issue "blank check" preferred stock, with designations, rights and preferences as they may determine. Accordingly, our Board of Directors may, without stockholder approval, issue shares of preferred stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting power or other rights of the holders of our common stock. This type of preferred stock could also be issued to discourage, delay or prevent a change in our control.

        The use of a staggered Board of Directors and the ability to issue "blank check" preferred stock are traditional anti-takeover measures. These provisions in our charter documents make it difficult for a majority stockholder to gain control of the Board of Directors and of our company. These provisions may be beneficial to our management and our Board of Directors in a hostile tender offer and may have an adverse impact on stockholders who may want to participate in such a tender offer, or who may want to replace some or all of the members of our Board of Directors.

Provisions in our bylaws provide for indemnification of officers and directors, which could require us to direct funds away from our business and future products.

        Our bylaws provide for the indemnification of our officers and directors. We may be required to advance costs incurred by an officer or director and to pay judgments, fines and expenses incurred by an officer or director, including reasonable attorneys' fees, as a result of actions or proceedings in which our officers and directors are involved by reason of being or having been an officer or director of our company. Funds paid in satisfaction of judgments, fines and expenses may be funds we need for the operation of our business and the development of our product candidates, thereby affecting our ability to attain profitability.

Future sales of our common stock may depress our stock price.

        The market price of our common stock could decline as a result of sales of substantial amounts of our common stock in the public market, or as a result of the perception that these sales could occur. In addition, these factors could make it more difficult for us to raise funds through future offerings of common stock. As of December 10, 2004, there are 34,174,801 shares of common stock issued and 30,174,801 outstanding. All of our outstanding shares are freely transferable without restriction or further registration under the Securities Act.

There is a limited public trading market for our common stock.

        There is a limited public trading market for our common stock. Without an active trading market, there can be no assurance of any liquidity or resale value of our common stock, and stockholders may be required to hold shares of our common stock for an indefinite period of time.

As a public company, our business is subject to numerous reporting requirements that are currently evolving and could substantially increase our operating expenses and divert management's attention from the operation of our business.

        The Sarbanes-Oxley Act of 2002, which became law in July 2002, has required changes in some of our corporate governance, securities disclosure and compliance practices. In response to the requirements of that Act, the SEC and the American Stock Exchange have promulgated new rules and listing standards covering a variety of subjects. Compliance with these new rules and listing standards has significantly increased our legal and financial and accounting costs, and we expect these increased costs to continue. In addition, the requirements have taxed a significant amount of management's and the Board of Directors' time and resources. Likewise, these developments may make it more difficult for us to attract and retain qualified members of our board of directors, particularly independent directors, or qualified executive officers.

        As directed by Section 404 of the Sarbanes-Oxley Act, the SEC adopted rules requiring public companies to include a report of management on the company's internal controls over financial reporting in their annual reports on Form 10-K that contains an assessment by management of the effectiveness of the company's internal controls over financial reporting. In addition, the public accounting firm auditing the company's financial statements must attest to and report on management's assessment of the effectiveness of the company's internal controls over financial reporting. This requirement will first apply to our annual report on Form 10-K for our fiscal year ending December 31, 2004. If we are unable to conclude that we have effective internal controls over financial reporting or, if our independent auditors are unable to provide us with an unqualified report as to the effectiveness of our internal controls over financial reporting as of December 31, 2004 and future year-ends as required by Section 404, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our securities.

Forward-Looking Statements

        Some of the information in this prospectus contains forward-looking statements within the meaning of the federal securities laws. You should not rely on forward-looking statements in this prospectus. Forward-looking statements typically are identified by use of terms such as "anticipate," "believe," "plan," "expect," "future," "intend," "may," "will," "should," "estimate," "predict," "potential," "continue," and similar words, although some forward-looking statements are expressed differently. This prospectus also contains forward-looking statements attributed to third parties relating to their estimates regarding the growth of our markets. All forward-looking statements address matters that involve risk and uncertainties, and there are many important risks, uncertainties and other factors that could cause our actual results, as well as those of the markets we serve, levels of activity, performance, achievements and prospects to differ materially from the forward-looking statements contained in this prospectus. You should also consider carefully the statements under "Risk Factors" and other section of this prospectus, which address additional facts that could cause our actual results to differ from those set forth in the forward-looking statements. We undertake no obligation to publicly update or review any forward-looking statements, whether as a result of new information, future developments or otherwise.

Use of Proceeds

        We will not receive any proceeds from the resale of the common stock offered under this prospectus. We will receive the proceeds from the exercise of the warrants discussed in this prospectus, if they are exercised. Assuming all of the warrants are exercised, we will receive an aggregate of $1.9 million. We intend to utilize any proceeds from the warrants for general corporate purposes.

Dividend Policy

        We have never paid any cash dividends on our common stock. We anticipate that we will retain earnings, if any, to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future.

Selling Stockholders

        This prospectus includes securities that are being offered by the selling stockholders that were issued to them: (a) upon conversion of their Series A and Series B Convertible Preferred Stock, respectively, and (b) in connection with a private offering we completed in August 2003. The Series A Convertible Preferred Stock was acquired in private placements made to accredited investors only between April and July 2002. The Series B Convertible Preferred Stock was acquired in private placements made to accredited investors only in May 2003. The securities that are being offered by the selling stockholders that were issued upon conversion of the Series A and Series B Convertible Preferred Stock were issued in August 2003. All of those shares of Series A and Series B Convertible Preferred Stock (as well as all in-kind dividends distributed with respect to the Series A Convertible Preferred Stock) have been converted into common stock.

        Fordham Financial Management, Inc. received as compensation for acting as placement agent in our May 2003 offering of Series B Preferred Stock placement agent warrants. In the event selling stockholders of Isolagen, Inc. sell their common shares through Fordham Financial Management, Inc., it may deemed to be a "statutory underwriter." In this respect, all transactions shall be executed by Fordham on an agency basis and commissions charged to its customers in connection with each transaction shall not exceed a maximum of 4 1/2% of the gross proceeds. Fordham Holdings Group, Inc. is the parent corporation of Fordham Financial Management and the holder of warrants to purchase 124,600 shares of Isolagen's common stock. Because the selling stockholders may offer all or some of the shares pursuant to this offering, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares that the selling stockholders will hold after completion of the offering, we cannot estimate the number of the shares that the selling stockholders will hold after completion of the offering. However, for purposes of this table, we have assumed that, after completion of the offering, the selling stockholders will hold none of the securities that this prospectus covers. Except as set forth below, none of the selling stockholders has had any material relationship with us during the past three years.

				(a) Common Stock To Be Beneficially Owned After Offering and (b) Percentage Beneficially Owned After Offering
	(a) Common Stock and (b) Common Stock Warrants Owned Prior To This Offering
			Common Stock Including Shares Underlying Common Stock Warrants Being Offered By The Selling Holders(1)
Name of Selling Holder
	(a)	(b)		(a)	(b)
Symmetry Capital Partners, L.P.(2)	6,122		6,122	0	0%
Symmetry Capital Qualified Partners, L.P.(2)	13,990		13,990	0	0%
Symmetry Capital Offshore Fund, LTD(2)	8,182		8,182	0	0%
Symmetry Parallax Partners, L.P.(2)	5,125		5,125	0	0%
SF Capital Partners Ltd.(2)	49,834		49,834	0	0%
John D. Nardone(2)	16,666		16,666	0	0%
Paul E. Orrson(2) (8)	16,666		16,666	0	0%
Lyndhurst Associates(2)	10,130		10,130	0	0%
Henry Posner III Agency(2)	2,950		2,950	0	0%
Posner Partners Microcap(2)	12,610		12,610	0	0%
Paul M. Posner Agency(2)	3,330		3,330	0	0%
Milwaukee Jewish Federation(2)	8,030		8,030	0	0%
U.S. Bank, N.A., FBO Heartland Value Fund(2)	1,045,000		1,045,000	0	0%
T.E. Staahl(3)	160,291		160,291	0	0%
John J. Machado(3)	63,274		63,274	0	0%
Geoffrey Adams(3)	23,000		23,000	0	0%
Ian Michael White(3)	31,637		31,637	0	0%
Ronald E. Furrow(3)	24,637		24,637	0	0%
Robert F. Sagarino(3)	229,241		229,241	0	0%
David P.A. Dundas(3)	818		818	0	0%
Frank Discipio(3)	31,637		31,637	0	0%
Jean Melki(3)	31,637		31,637	0	0%
George Bingham(3)	15,818		15,818	0	0%
Bruce P. Inglis(3)	30,000		30,000	0	0%

Stanley Keith Klein IV(3)	5,637	5,637	0	0%
Matthew John Milburn Thompson(3)	20,000	20,000	0	0%
Ron Shelton, MD(3)	31,637	31,637	0	0%
James Malcolm Sylph(3)	27,000	27,000	0	0%
Jonathan Meyers(3)	27,000	27,000	0	0%
Fred Meyers(3)	26,000	26,000	0	0%
Fred Meyers, Money Purchase IRA(3)	28,000	28,000	0	0%
Lindsey Meyers(3)	27,000	27,000	0	0%
Mervyn Peter Childs(3)	12,000	12,000	0	0%
Robert Soloway TTEE(3)	11,818	11,818	0	0%
Andrew Fox(3)	137	137	0	0%
Richard Weatherly(3)	31,637	31,637	0	0%
Gordon M. Burns(3)	161,044	161,044	0	0%
R.S. Bushell(3)	15,818	15,818	0	0%
Super-Tek, Inc.(3)	42,340	42,340	0	0%
Nader Akhavan-Zanjani(3)	20,300	20,300	0	0%
Susan Baquet(3)	2,818	2,818	0	0%
Samuel D. Gaby, MD(3)	25,121	25,121	0	0%
MRM Life Ltd.(3)	126,549	126,549	0	0%
Dr. Ravi Kant Agarwal and Mrs. Vinita Agarwal(3)	28,537	28,537	0	0%
CPCL Associates(3)	15,818	15,818	0	0%
David Forbes(3)	15,818	15,818	0	0%
Bess Rhea Popp(3)	16,505	16,505	0	0%
Agil Hypothek Ltd.(3)	31,505	31,505	0	0%
T.A. Morgan(3)	31,455	31,455	0	0%
John and Barbara Curcio(3)	15,752	15,752	0	0%
Buechel Family Ltd. Partnership(3)(10)	1,136,287	1,136,287	0	0%
BASR Partnership(3)	217,344	217,344	0	0%
Michael Lusk(3)	14,752	14,752	0	0%
Nicholas Frank Scholes(3)	15,000	15,000	0	0%
Loannis Alexandridis(3)	31,407	31,407	0	0%
Stephen A. Kepniss(3)	21,407	21,407	0	0%
Ronald E. Furrow or Anna C. Furrow(3)	15,703	15,703	0	0%
Brian Cunningham & Cathy M. Cunningham(3)	9,703	9,703	0	0%
Sung Soo Kim(3)	32,814	32,814	0	0%
Noboru Muto & Sumiko Muto(3)	52,814	52,814	0	0%
Clive Maurice Beetlestone(3)	18,000	18,000	0	0%
George Bingham(3)	703	703	0	0%
John B. Ellor, Jr.(3)	7,853	7,853	0	0%
Frank DiScipio(3)	15,907	15,907	0	0%
Raymond Cincotti(3)	31,407	31,407	0	0%
Buechel Patient Care, Research & Education Fund, Inc.(3)(10)	347,063	347,063	0	0%
William Bongiorno(3)	15,707	15,707	0	0%
Mark Freeman(3)	31,407	31,407	0	0%
Kevin E. Brehmer Living Trust(3)	4,332	4,332	0	0%
Joseph P. Santiamo MD(3)	15,611	15,611	0	0%
The Silverburg Trust(3)	4,750	4,750	0	0%
Reginald Patrick Joseph O'Neill(3)	15,611	15,611	0	0%
Vincent Polito Jr.(3)	15,611	15,611	0	0%
Munirali Haji(3)	48,923	48,923	0	0%
Diderica M.A. Wiersema(3)	611	611	0	0%
Jeffrey C. Friedman(3)	64,446	64,446	0	0%
Carol J. Kahn(3)	15,611	15,611	0	0%
Takashi Sugiyama(3)	3,723	3,723	0	0%
Haruhisa Tsuchitani(3)	15,623	15,623	0	0%
Daniel M. Rochester(3)	15,612	15,612	0	0%
Tim Zeller(3)	7,662	7,662	0	0%
Robert Mazurek Money Purchase Plan(3)	15,000	15,000	0	0%
Kevin E. Brehmer Living Trust(3)	15,611	15,611	0	0%
Victor Alvarez(4)	49,000	49,000	0	0%
Dennis Cardino(4)	3,600	3,600	0	0%
Alexis Family Limited Partnership(4)	42,000	42,000	0	0%
Alan Roger Zebedee(4)	14,000	14,000	0	0%
Bruce Gibbard(4)	7,000	7,000	0	0%
Michael Botting(4)	3,500	3,500	0	0%

Richard Shiring(4)	7,000		7,000	0	0%
William Pratt(4)	5,850		5,850	0	0%
Junko Morikawa(4)	7,000		7,000	0	0%
Stephen M. Karlya(4)	14,000		14,000	0	0%
David Cherry(4)	5		5	0	0%
Richard J. Binnie(4)	3,500		3,500	0	0%
Kenneth James Logue(4)	5,250		5,250	0	0%
Yoshiaki Sugiyama(4)	9,000		9,000	0	0%
Steve Carothers(4)	14,000		14,000	0	0%
Cell Share Consortium(4)	14,000		14,000	0	0%
John Boulton(4)	3,500		3,500	0	0%
Joe Murphy(4)	7,000		7,000	0	0%
Alpha-Rowen Treatments, Ltd(4)	3,500		3,500	0	0%
Clive Howard Kennedy(4)	3,000		3,000	0	0%
Dennis George Bunning(4)	14,000		14,000	0	0%
Richard Barbiera(4)	14,000		14,000	0	0%
Bernard Pallut(4)	10,500		10,500	0	0%
James H. Atwell(4)	5,250		5,250	0	0%
Leonard Longo(4)	1,750		1,750	0	0%
David Forbes(4)	7,000		7,000	0	0%
Simon Mordzynski(4)	7,000		7,000	0	0%
Agil Hypothek, Ltd.(4)	14,000		14,000	0	0%
Jiu Ping Zhang(4)	7,000		7,000	0	0%
John Gramegna(4)	3,500		3,500	0	0%
David Olson(4)	7,000		7,000	0	0%
Philip Marino(4)	14,000		14,000	0	0%
Jack Edward Busselle(4)	14,000		14,000	0	0%
Neil Harris(4)	18,722		18,722	0	0%
David R. Gust(4)	14,000		14,000	0	0%
Arnold O. Boyle(4)	3,750		3,750	0	0%
Graham Ball(4)	7,000		7,000	0	0%
Thomas Howard Martin(4)	7,000		7,000	0	0%
Peter Bourrelly(4)	7,000		7,000	0	0%
Rich Adams (3)(9)	2,500		2,500	0	0%
Allan Gordon (3)(9)	5,000		5,000	0	0%
Joseph Ingarra(5)		61,722	61,722	0	0%
Mac Lutz(5) (9)		7,580	7,580	0	0%
Fred Meyers(5)		17,000	17,000	0	0%
Robert Sagarino(5)		69,480	69,480	0	0%
Vace Partners(5)		39,640	39,640	0	0%
Janzig Demirkan(5)		11,580	11,580	0	0%
Fordham Holding Group(5) (11)(9)		16,105	16,105	0	0%
Robert Sagarino(5) (9)		11,580	11,580	0	0%
Carmine DeSantis, Jr.(5)		10,102	10,102	0	0%
Charles Giordano, Sr.(5) (9)		55,740	55,740	0	0%
William Baquet(5)(11) (9)		334,015	334,015	0	0%
Fordham Financial Management, Inc.(6) (11) (9)		53,712	53,712	0	0%
RCG Capital Markets Group, Inc.(7)		60,000	60,000	0	0%
TOTAL	5,311,563	748,256	6,059,819	0	0%

1.
The selling stockholders are offering all of their shares of common stock and all of the shares of common stock underlying their common stock warrants.

2.
Issued in connection with the August 2003 common stock private placement.

3.
Issued in connection with the July 2002 Series A Convertible Preferred Stock private placement.

4.
Issued in connection with the May 2003 Series B Convertible Preferred Stock private placement.

5.
Common stock underlying warrants issued in connection with the July 2002 Series A Convertible Preferred Stock private placement.

6.
Common stock underlying warrants issued in connection with the May 2003 Series B Convertible Preferred Stock private placement.

7.
Common stock underlying warrants issued in connection with the February 2003 RCG Capital Markets Group, Inc. Agreement.

8.
Affiliated with Legg Mason Wood Walker, Inc., a broker dealer. This selling shareholder purchased securities in the ordinary course of business, and at the time of purchase of the securities to be resold, the selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

9.
Affiliated with Fordham Financial Management, Inc., a broker dealer. This selling shareholder purchased securities in the ordinary course of business, and at the time of purchase of the securities to be resold, the selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

10.
Dr. Frederick F. Buechel is a 5% beneficial shareholder.

11.
These entities are under the common control of William Baquet.

Plan of Distribution

        The selling stockholders and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

  •
  ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

  •
  block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  •
  an exchange distribution in accordance with the rules of the applicable exchange;

  •
  privately negotiated transactions;

  •
  broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

  •
  a combination of any such methods of sale;

  •
  through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; or

  •
  any other method permitted pursuant to applicable law.

        The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

        Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

        The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

        We are required to pay the fees and expenses incident to the registration of the shares. We have agreed to indemnify most of the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Legal Matters

        The validity of the common stock offered will be passed upon for us by Dilworth Paxson LLP, Philadelphia, Pennsylvania. Ralph V. De Martino, one of our directors, is a partner in the firm of Dilworth Paxson LLP.

Experts

        Pannell Kerr Forster of Texas, P.C., independent registered public accounting firm, have audited our financial statements included in our Annual Report on Form 10-K/A for the year ended December 31, 2003, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Pannell Kerr Forster of Texas, P.C.'s report, given upon their authority as experts in accounting and auditing.

Where You Can Find More Information

        We have filed a registration statement on Form S-3 with the Securities and Exchange Commission in connection with this offering. We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy the registration statement and any other documents we have filed at the Securities and Exchange Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the Public Reference Room. Our Securities and Exchange Commission filings are also available to the public at the Securities and Exchange Commission's Internet site at www.sec.gov.

        This prospectus is part of the registration statement and does not contain all of the information included in the registration statement. Whenever a reference is made in this prospectus to any of our contracts or other documents, the reference may not be complete and, for a copy of the contract or document, you should refer to the exhibits that are a part of the registration statement.

        The Securities and Exchange Commission allows us to "incorporate by reference" into this prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. Later information filed with the Securities and Exchange Commission will update and supersede this information.

        We incorporate by reference the documents listed below and any future filings made with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed:

  •
  Annual Report on Form 10-K/A, for the year ended December 31, 2003;

  •
  Quarterly Report on Form 10-Q for the quarter ended March 31, 2004;

  •
  Quarterly Report on Form 10-Q for the quarter ended June 30, 2004;

  •
  Quarterly Report on Form 10-Q for the quarter ended September 30, 2004;

  •
  Current Reports on Form 8-K dated February 3, 2004; February 24, 2004; March 3, 2004; April 23, 2004; April 28, 2004; May 12, 2004; May 24, 2004; June 7, 2004; June 10, 2004; June 16, 2004; June 29, 2004; July 1, 2004; July 21, 2004; July 28, 2004; July 29, 2004; August 5, 2004; August 26, 2004; September 7, 2004; September 10, 2004; September 16, 2004; September 27, 2004; September 30, 2004; October 13, 2004; October 22, 2004; October 25, 2004; October 29, 2004; November 3, 2004; and two reports on November 4, 2004;

  •
  Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 28, 2004; and

  •
  The description of our common stock contained in our registration statement on Form 8-A filed on December 10, 2002, and any amendment or report filed for the purpose of updating that description.

        An updated description of our capital stock is included in this prospectus under "Description of Capital Stock."

        You may request a copy of these filings, at no cost, by contacting us at:

    Isolagen, Inc.
    Attn: Corporate Secretary
    2500 Wilcrest, 5th Floor
    Houston, Texas 77042
    Phone: (713) 780-4754

Isolagen, Inc.

5,311,563 Shares of Common Stock
and
748,256 Shares of Common Stock
Issuable Upon Exercise of Common Stock Warrants

Common Stock

PROSPECTUS

                        , 2004

You should rely only on the information contained in this prospectus. No dealer, salesperson or other person is authorized to give information that is not contained in this prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or the sale of these securities.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

        The following table sets forth the estimated costs and expenses payable by the registrant in connection with the offering of the securities being registered:

Securities and Exchange Commission registration fee	$15,215	(1)
Accounting fees and expenses	$15,000
Legal fees and expenses	$5,000
Printing fees and expenses	$2,000
Miscellaneous	$1,000

Total	$38,215

(1)
Previously paid

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

        Isolagen's Certificate of Incorporation and Bylaws authorize it to indemnify directors, officers, employees and agents of Isolagen against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred in connection with any action, suit or proceeding, if the party to be indemnified acted in good faith and in a manner that he reasonably believed to be in or not opposed to the best interests of Isolagen, and, with respect to any criminal action or proceeding, such party had no reasonable cause to believe his conduct was unlawful. The Certificate of Incorporation and the Bylaws of Isolagen also authorize it to indemnify directors, officers, employees and agents of Isolagen who are or were a party to or threatened to be a party to, any threatened, pending, or completed action or suit by or in the right of Isolagen to procure a judgment in its favor by reason of the fact the he was a director, officer, employee or agent of Isolagen or of another entity at the request of Isolagen, against expenses (including reasonable attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Isolagen, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged liable to Isolagen unless and to the extent that the court in which such suit or action was brought shall determine on application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

        The Bylaws also permit Isolagen to enter into indemnity agreements with individual directors, officers, employees, and other agents. Isolagen reserves the right to enter into such agreements with its directors and executive officers effective upon the closing of this offering. These agreements, together with the Bylaws and Certificate of Incorporation, may require Isolagen, among other things, to indemnify directors or officers against certain liabilities that may arise by reason of their status or service as directors (other than liabilities resulting from willful misconduct of a culpable nature), to advance expenses to them as they are incurred, provided that they undertake to repay the amount advanced if it is ultimately determined by a court that they are not entitled to indemnification, and to obtain and maintain directors' and officers' insurance if available on reasonable terms.

        Isolagen currently has directors' and officers' liability insurance.

        At present, there is no pending litigation or proceeding involving a director, officer or employee of Isolagen pursuant to which indemnification is sought, nor is Isolagen aware of any threatened litigation that may result in claims for indemnification.

        Delaware General Corporation Law, Section 145, and the Certificate of Incorporation and Bylaws of Isolagen provide for the indemnification of officers, directors and other corporate agents in terms sufficiently broad to indemnify such persons, under certain circumstances, for liabilities (including reimbursement of expenses incurred) arising under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, Isolagen has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a)
  Exhibits Pursuant to Item 601 of Regulation S-K:

EXHIBIT NO.	IDENTIFICATION OF EXHIBIT
3(i)	Amended Certificate of Incorporation (2)
3(ii)	Bylaws (3)
4.1	Specimen of Common Stock certificate (4)
5	Opinion of Dilworth Paxson LLP (1)
23.1	Dilworth Paxson LLP Consent (included in Exhibit 5)
23.2	Pannell Kerr Forster of Texas, P.C. Consent (5)
24	Power of Attorney (included on signature page)

(1)
To be filed by amendment or as an exhibit to a current report of the registrant on Form 8-K and incorporated herein by reference.

(2)
Previously filed as appendix to the Registrant's Form S-1 as filed on September 12, 2003 and incorporated by reference hereto.

(3)
Previously filed as exhibit to the Registrant's Annual Report on Form 10-K/A for the fiscal year ended December 31, 2003 and incorporated by reference hereto.

(4)
Previously filed as exhibit to the Registrant's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2001 and incorporated by reference hereto.

(5)
Filed herewith.

ITEM 17. UNDERTAKINGS

        The undersigned registrant hereby undertakes:

        (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

            (i)  To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

           (ii)  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

          (iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

        (2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (4)   That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (5)   Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 15 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim of indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Signatures

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Houston, State of Texas, December 20, 2004.

ISOLAGEN, INC.
By:	/s/ JEFFREY W. TOMZ Name: Jeffrey W. Tomz Title: Chief Financial Officer

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Robert Bitterman and Jeffrey W. Tomz, or either of them, as true and lawful attorneys-in-fact and agents with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities to sign the Registration Statement filed herewith and any or all amendments to said Registration Statement (including post-effective amendments and registration statements filed pursuant to Rule 462 and otherwise), and to file the same, with all exhibits thereto, and other documents in connection therewith, the Securities and Exchange Commission granting unto said attorney-in-fact and agents the full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing, as to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agents or any of them, or his substitute, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ ROBERT BITTERMAN Robert Bitterman	President, Chief Executive Officer and Director	December 20, 2004
/s/ FRANK DELAPE Frank DeLape	Chairman of the Board and Director	December 20, 2004
/s/ JEFFREY W. TOMZ Jeffrey W. Tomz	Chief Financial Officer and Accounting Officer and Secretary	December 20, 2004
/s/ MICHAEL MACALUSO Michael Macaluso	Director	December 20, 2004
/s/ HENRY Y.L. TOH Henry Y.L. Toh	Director	December 20, 2004
/s/ RALPH V. DE MARTINO Ralph V. De Martino	Director	December 20, 2004
/s/ STEVEN MORRELL Steven Morrell	Director	December 20, 2004
/s/ MARSHALL WEBB Marshall Webb	Director	December 20, 2004

Index to Exhibits

EXHIBIT NO.	IDENTIFICATION OF EXHIBIT
3(i)	Amended Certificate of Incorporation (2)
3(ii)	Bylaws (3)
4.1	Specimen of Common Stock certificate (4)
5	Opinion of Dilworth Paxson LLP (1)
23.1	Dilworth Paxson LLP Consent (included in Exhibit 5)
23.2	Pannell Kerr Forster of Texas, P.C. Consent (5)
24	Power of Attorney (included on signature page)

(1)
To be filed by amendment or as an exhibit to a current report of the registrant on Form 8-K and incorporated herein by reference.

(2)
Previously filed as appendix to the Registrant's Form S-1 as filed on September 12, 2003 and incorporated by reference hereto.

(3)
Previously filed as exhibit to the Registrant's Annual Report on Form 10-K/A for the fiscal year ended December 31, 2003 and incorporated by reference hereto.

(4)
Previously filed as exhibit to the Registrant's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2001 and incorporated by reference hereto.

(5)
Filed herewith.